August 2, 2016

Trace W. Rakestraw, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20546

Re:	Recon Capital Series Trust: Minimum Risk ETFs File Nos. 333-183155 and 811-22732

Dear Mr. Rakestraw:

On behalf of Recon Capital Series Trust (the “Trust”), we submit this letter in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 26, 2016 and June 7, 2016 regarding the proposed addition of four new series (the “Funds”) to the Trust that were described in Post-Effective Amendment No. 17 that was filed with the U.S. Securities and Exchange Commission on April 11, 2016.

Please note that it is proposed the name and ticker symbols of each of the four Funds in that filing will be changed as follows:

Prior Name	New Name (Ticker Symbols)
Recon Capital Europe Minimum Volatility ETF	Recon Capital Europe Minimum Risk ETF (EUMR)
Recon Capital International Minimum Volatility ETF	Recon Capital Global (ex-USA) Minimum Risk ETF (GMR)
Recon Capital Japan Minimum Volatility ETF	Recon Capital Japan Minimum Risk ETF (JPMR)
Recon Capital USA Minimum Volatility ETF	Recon Capital USA Minimum Risk ETF (USMR)

Below, we describe the changes the Trust has made to the registration statement in response to the staff’s comments and provide the information you requested.

For your convenience, your comments are numbered and presented in italicized text below and each comment is followed by the Trust’s response. Where appropriate, the Trust has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the Registration Statement. To the extent that a comment affected similar disclosure elsewhere in the registration statement, the Trust has revised the other disclosure accordingly.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727

Trace W. Rakestraw, Esq.
August 2, 2016

I.	Name of Funds
1.	COMMENT: In the SEC staff's view, the use of "minimum risk" in a fund's name suggests safety or protection from loss and the name may contribute to a misunderstanding of the risk associated with an investment in the fund and, in some circumstances, could be misleading. For a fund exposed to market, credit and other risks and whose name suggests safety or protection from loss, we would encourage the Registrant to reevaluate the name and to consider changing the name as appropriate to eliminate the potential for investor misunderstanding. Please also see IM Guidance Update 2013-12.

RESPONSE: The purpose of the Fund is to minimize risk (statistically) among the constituents and starting universe of stocks (STOXX 1800, Europe 600, USA 900, Japan 600) using Axioma’s risk-optimization model.  Risk is a quantifiable factor and the index portfolio is constructed to focus on one sole factor and that is the risk (deviation and variance) among each security.  The name does not suggest safety or protection from loss but merely that it minimizes the risk of each security against each other.

Statistically, the risk of a stock is measured by deviation of a stock returns from its mean or the market. Axioma uses the same statistical risk measurement but does not limit it to the mean, or the market, but also specifies systematic risk drivers such as value, growth, exchange rate sensitivity, and momentum among others.  See below:

Trace W. Rakestraw, Esq.
August 2, 2016

The Axioma Risk model dictates that the portfolio construction is based on one factor – risk - as opposed to other factors ETFs use such as volatility, momentum, etc.

There are ETFs in the marketplace that provide similar nomenclature such as Minimum Volatility. These indexes that these ETFs are designed to track focus on other factors such as volatility.

The principal risk section clearly states in the prospectus that there is no safety or protec-tion from loss.

II.	Prospectus – Cover
2.	COMMENT: Please add the ticker symbol for the Recon Capital Europe Minimum Volatility ETF on the cover page of the Prospectus.

RESPONSE: See the table above that lists each Fund’s new ticker symbol.

III.	Prospectus – Principal Investment Strategies of the Fund (Recon Capital Europe Minimum Volatility ETF)
3.	COMMENT: On page 4 of the Prospectus, consider revising the first sentence into two sentences to clarify the investment strategy.

RESPONSE: The first sentence has been divided into two sentences to clarify the investment strategy.

Trace W. Rakestraw, Esq.
August 2, 2016

4.	COMMENT: Explain the relationship between Axioma Inc. and the Funds.

RESPONSE: A sentence has been added to the Prospectus stating that Axioma Inc. is not affiliated with the Funds and noting that STOXX Ltd. and Axioma Inc. have a business relationship whereby Axioma Inc. makes available certain portfolio optimization models to STOXX Ltd. that assists STOXX Ltd. when it designs and creates indices.

5.	COMMENT: Please provide the Staff with the constituents and rules-based methodology for each index.

RESPONSE: The Staff has been provided with the constituents and rules-based methodology for each index.

6.	COMMENT: Please describe the types of companies that make up the constituents of the STOXX Europe 600 Index.

RESPONSE: The Prospectus states that STOXX Europe 600 Index represents large, mid and small capitalization companies across 18 countries of the European region: Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The Prospectus also provides the capitalization ranges and the largest industries that make up the STOXX Europe 600 Index.

7.	COMMENT: Please explain in Plain English what is meant by the following phrase on page 4 of the Prospectus: “The Underlying Index … follows a rules-based methodology that determines the weights for securities in the index that seeks to minimize the portfolio of . . . the Index?”

RESPONSE: Page 6 of the Prospectus has been revised to provide more information regarding how the Underlying Index is constructed. Under the rules-based methodology, STOXX weights each constituent of the STOXX Europe 600 Index. The particular weighting for each constituent is based on a number of factors identified in the Prospectus. These factors in part are designed to produce those stocks exhibiting the minimum risks.

8.	COMMENT: Please explain in Plain English what is meant by the following phrase on page 4 of the Prospectus: “an investable portfolio of lowest expected variance based on a portfolio optimization algorithm model?

RESPONSE: The Prospectus has been revised, as stated in our response to Comment 7, to explain how the Underlying Index is constructed. The sentence reference above has been revised to state that the Underlying Index as constructed is designed to be an investable portfolio consisting of those

Trace W. Rakestraw, Esq.
August 2, 2016

stocks that are expected to have minimum risks. As noted, STOXX when constructing the Underlying Index utilizes the portfolio optimization algorithm model developed by Axioma to identify those stocks that have the lowest expected risks as compared to the other stocks in the universe.

9.	COMMENT: Please review all of the defined terms in the Prospectus related to the Index for accuracy including the defined term “Index.”

RESPONSE: Any and all inconsistencies with respect to the use of “Index” have been eliminated.

10.	COMMENT: Please explain what is meant by the phrase “and not restricted to follow the STOXX Europe 600 Index” on page 4 of the Prospectus.

RESPONSE: Language has been added to page 4 of the Prospectus has been revised to note that the securities of the Underlying Index at any given time may differ in the aggregate from the securities that make up the broader STOXX Europe 600 Index in terms of sectors, geography and market capitalizations because the Underlying Index is not “constrained” to match these various characteristics.

11.	COMMENT: On page 4, it is noted that the STOXX Europe 600 Index represents large, medium and small capitalization companies. Is the Index designed to always include at least some companies with these capitalizations? Will there be any companies in the Index and the Fund’s portfolio that have small capitalizations?

RESPONSE: Page 4 of the Prospectus has been revised to note that the STOXX Europe 600 Index is primarily made up of large and medium capitalization companies, with a smaller amount of small capitalization companies. As noted in the response to Comment 10, the Underlying Index is not constrained to match a particular capitalization.

12.	COMMENT: The Fund’s name includes “USD.” Will it invest in American Depositary Receipts and, if so, to what extent? If the Fund will hold foreign nationals, will it attempt to hedge against the currency risk?

RESPONSE: “USD” is not in the Fund’s name. The Fund as a principal investment strategy will not invest in American Depositary Receipts; however, the Fund may make such investments under certain circumstances including if an index constituent was temporarily unavailable in a local currency.

13.	COMMENT: The Fund notes in the Prospectus that it may invest up to 20% of its net assets in options. Please note this fact in the “Principal Investment Strategies of the Fund” section.

Trace W. Rakestraw, Esq.
August 2, 2016

RESPONSE: The requested disclosure has been added to “Principal Investment Strategies of the Fund” section of the Prospectus.

14.	COMMENT: Page 4 contains the statement that the Underlying Index includes 191 companies and a rather wide range of capitalizations. Please confirm this is true.

RESPONSE: The Underlying Index, which is a subset of the Europe 600 Index, has 191 companies. Because the Index includes small capitalization stocks, the range of capitalizations is relatively wide.

15.	COMMENT: Replication and sampling strategies are mentioned in the Prospectus. Which type of strategy will the Fund follow?

RESPONSE: The Fund will follow a sampling strategy. References to replication strategies have been deleted.

16.	COMMENT: The Fund lists on page 5 of the Prospectus certain industries in which it may concentrate its investments to the extent the underlying index so concentrates. Please make sure that the risk section of the Prospectus discusses the risks of concentrating in each of these industries.

RESPONSE: The risk section of the Prospectus has been revised to discuss the risks of concentrating in each of these industries.

IV.	Prospectus – Principal Risks of Investing in the Fund (Recon Capital Europe Minimum Volatility ETF)
17.	COMMENT: Please correct the cross-reference to the definition of “Authorized Participant”.

RESPONSE: The cross reference has been eliminated.

18.	COMMENT: If appropriate, please revise the “Concentration Risk” sections so that they are consistent for each Fund.

RESPONSE: The requested changes have been made.

19.	COMMENT: If the Fund will invest in ADRs and U.S. dollar denominated securities, is the “currency risk” section necessary?

Trace W. Rakestraw, Esq.
August 2, 2016

RESPONSE: Yes. The fact that a portfolio security is dollar denominated does not eliminate currency risk. For example, if the currency of the underlying stock rises against the U.S. dollar, the ADR price is expected to rise (and vice versa).

20.	COMMENT: Please add the following risk:

“Distressed Markets. If the market for the securities in which the Fund will invest becomes distressed, the market for the shares of the Fund because it is an ETF may become less liquid in response to the deteriorating liquidity in the market for the Fund’s underlying portfolio holdings. This adverse effect on liquidity for the Fund shares in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

RESPONSE: The requested disclosure has been added to each Fund’s “Principal Risks of Investing in the Fund” section.

21.	COMMENT: Page 7 of the Prospectus describes “Healthcare Sector” risk. However, the healthcare industry is not listed in the possible sectors that the Fund and the underlying index may concentrate. Is it a principal risk?

RESPONSE: The Prospectus has been revised to eliminate this inconsistency.

22.	COMMENT: Page 7 of the Prospectus contains mid-capitalization companies risk disclosure. Since the Fund will invest small-capitalization companies as well, should this risk disclosure be added?

RESPONSE: Small-capitalization risk disclosure has been added.

23.	COMMENT: Please confirm that the non-correlation risk disclosure on page 7 of the Prospectus is a principal risk.

RESPONSE: Since the Fund does not consider the potential for non-correlation of its performance to its index to be a principal risk, this disclosure has been deleted.

24.	COMMENT: Page 8 of the Prospectus lists United Kingdom investments as a risk. Please confirm that a significant amount of the Fund’s assets will be invested in United Kingdom companies and not other European companies?

RESPONSE: A significant amount of the Fund’s assets is expected to be invested in United Kingdom securities and therefore we believe that the United Kingdom risk disclosure is appropriate.

Trace W. Rakestraw, Esq.
August 2, 2016

25.	COMMENT: Page 8 of the Prospectus describes volatility risk. Is this risk appropriate since the Fund’s objective is to seek lower volatility?

RESPONSE: Yes, volatility can vacillate to extremes in certain geographies and sectors, which may affect holdings.

V.	Purchase and Sale of Fund Shares (Recon Capital Europe Minimum Volatility ETF)
25.	COMMENT: Page 9 of the Prospectus states that create transactions will be conducted with both in-kind delivery of securities and cash. Will create transactions in some cases involve only cash?

RESPONSE: From time to time, it is possible that create transactions may involve cash only including, for example, when APs have restrictions or lack trading authority with respect to certain portfolio securities.

VI.	Prospectus – Principal Investment Strategies of the Fund (Recon Capital International Minimum Volatility ETF)
26.	COMMENT: Page 11 describes the STOXX Global 1800 ex USA Index. Please add disclosure explaining in more detail how the 1800 stocks for this Index are selected?

RESPONSE: Disclosure has been added to describe in more detail how the index is constructed. In general, the 1800 stocks are the largest stocks of issuers by market capitalization of companies located outside the U.S.

27.	COMMENT: It is stated on page 11 of the Prospectus that the components of the STOXX Global 1800 ex USA Index are variable in number. Is this true for the other indexes mentioned in this Prospectus?

RESPONSE: Yes. The number of stocks in any index can vary from time to time because of a number of reasons (e.g., a merger of two index constituents).

28.	COMMENT: An 80% name policy is described on page 11 of the Prospectus. Should this also be included in the “Principal Investment Strategies of the Fund” sections of the other Funds?

RESPONSE: This change has been made.

29.	COMMENT: Disclose whether investing in emerging markets is a principal investment strategy for this Fund?

Trace W. Rakestraw, Esq.
August 2, 2016

RESPONSE: Based upon the geographic representation of the companies in the STOXX Global 1800 ex USA Index, disclosure has been added that companies in emerging market countries may make up a significant percentage of the Fund’s portfolio from time to time.

30.	COMMENT: Please disclose the criteria for deeming a company to be international?

RESPONSE: A definition of what constitutes “international” has been added to the Prospectus.

31.	COMMENT: Please confirm that investments in both Asian and European companies are principal risks?

RESPONSE: Both such investments are principal risks.

32.	COMMENT: Please state whether one of the Fund’s principal risks is exposure to the industrials sector?

RESPONSE: The sector risks have been updated for each Fund.

33.	COMMENT: Please confirm that one of the Fund’s principal risks is exposure to the utilities sector?

RESPONSE: The sector risks have been updated for each Fund.

VII.	Prospectus – Principal Investment Strategies of the Fund (Recon Capital Japan Minimum Volatility ETF)
34.	COMMENT: Page 19 contains the statement that the Underlying Index includes 104 companies and a rather wide range of capitalizations. Please confirm this is true.

RESPONSE: The Underlying Index, which is a subset of the STOXX Japan 600 Index, has 104 companies. Because the Index includes small capitalization stocks, the range of capitalizations is relatively wide. Please note that the fact that the range is from a company with a $387.96 million market capitalization does not necessarily mean that the 104th largest company in Japan has that market capitalization.

35.	COMMENT: Page 21-22 contains lengthy disclosure about the risks of investing in Japan. Please review whether this length of disclosure is appropriate in the summary section.

RESPONSE: The disclosure noted above has been reduced.

Trace W. Rakestraw, Esq.
August 2, 2016

VIII.	Prospectus – Principal Investment Strategies of the Fund (Recon Capital USA Minimum Volatility ETF)
36.	COMMENT: Please tailor the risk disclosure on page 28 of the Prospectus to a fund that invests in United States companies.

RESPONSE: The Prospectus sets forth the risks associated with North American investments.

37.	COMMENT: Please confirm that one of the Fund’s principal risks is exposure to the utilities sector?

RESPONSE: The sector risks have been updated for each Fund.

IX.	Additional Information About the Funds’ Investment Strategies and Risks
38.	COMMENT: Please confirm that the statement on page 31 of the Prospectus that the each Fund may sell securities in anticipation of their removal from an index is correct?

RESPONSE: Yes. Indexes are governed by rules that include rules that require the automatic removal of a stock when the index is next reconstituted under certain circumstances such as corporate actions. For example, two continuants of an index may publicly announced their merger and the non-surviving company will be removed from the index when the index is next reconstituted. With this knowledge, a Fund may sell its holding in a non-surviving index company.

39.	COMMENT: Please revised the first sentence in the “Additional Investment Strategies” section on page 31 of the Prospectus so that it is in Plain English?

RESPONSE: The requested revision has been made.

40.	COMMENT: The Funds state on page 31 of the Prospectus that they will generally not invest in depository receipts. Please confirm that this statement is true.

RESPONSE: This statement is true.

41.	COMMENT: Please state how investments in ADRs may count towards a Fund’s name test if that Fund includes “US” in its name?

RESPONSE: As noted, the Funds generally will not invest in ADRs. Nevertheless, an investment in, for example, a Mercedes ADR, could be deemed an investment in German company since Mercedes

Trace W. Rakestraw, Esq.
August 2, 2016

is headquartered in Germany and is likely most impacted by events and the buyers of its vehicles who are located in that country.

42.	COMMENT: Please consider revising the sentence under “Risks of Investing in the Funds” by deleting “followed by additional risk information” or adding the additional risk information.

RESPONSE: The phrase “followed by additional risk information” has been deleted.

43.	COMMENT: Please conform the list of risks on pages 32 through 38 so that they are consistent with the risks set forth in each Fund’s summary section. For example, “Information Technology Sector Risk,” “Risks of Secondary Listings” and “Secondary Market Trading Risk” are not included as a risk in any of the Fund’s summary sections.

RESPONSE: The requested changes have been made.

44.	COMMENT: Please confirm whether cybersecurity should be a principal risk.

RESPONSE: The cybersecurity risk section has been deleted.

X.	Statement of Additional Information
45.	COMMENT: Please update the number of series of the Recon Capital Series Trust (the “Trust”) on page 3 of the Statement of Additional Information (“SAI”).

RESPONSE: The number of series of the Trust has been updated.

46.	COMMENT: Please review all of the defined terms in the SAI related to the Index for accuracy including the defined term “Index,” including the use of “Index” in the General Considerations and Risks” section on page 4 of the SAI.

RESPONSE: The use of the defined term “Index” has been reviewed to ensure that it is consistently used in an appropriate manner.

47.	COMMENT: Should the risk of investing in small capitalization companies be included in the SAI.

RESPONSE: A small capitalization company risk section has been added to the SAI.

48.	COMMENT: Please confirm that appropriate disclosure regarding the Funds’ intraday indicative values has been included in the SAI including how the intra-day indicative value (“IIV”) is calculated,

Trace W. Rakestraw, Esq.
August 2, 2016

what calculation inputs are used and not used and the types of values used for the underlying portfolio holdings. Please state whether the underlying values are updated for changes in currencies relative to the U.S. dollar. Also please disclose whether a Fund may under certain circumstances use “stale” prices or other inputs that may adversely affect the IIV as an indicator of the current market value of a Fund’s shares. If this is the case, please note the risks because of these adverse effects.

RESPONSE: The appropriate disclosure regarding the Funds’ intraday indicative values is included in the SAI.  The following disclosure is included in the SAI:

The Exchange intends to disseminate the “approximate value” of Shares of a Fund every 15 seconds. The “approximate value” that is calculated by the Exchange will be based on the value of assets in the portfolio minus a budgeted liability amount and divided by the number of outstanding Shares. This “approximate value” is not related to the price that Shares are trading on the Exchange and is different from the NAV. The “approximate value” should not be viewed as a “real-time” update of the NAV per Share of the Fund because (i) the “approximate value” may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the “approximate value”, (iii) unlike the calculation of NAV, the “approximate value” does not take into account Fund expenses, and (iv) the “approximate value” is based on the published basket of portfolio securities and not on the Fund’s actual holdings.  The “approximate value” calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close, which could affect premiums and discounts between the “approximate value” and the market price of a Fund’s Shares. The Fund, VTL, IMS and their affiliates are not involved in, or responsible for, the calculation or dissemination of the “approximate value” and the Fund, VTL, IMS and their affiliates do not make any warranty as to its accuracy. The quotations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States. If applicable, each IOPV also reflects changes in currency exchange rates between the U.S. dollar and the applicable currency.

49.	COMMENT: Please list the holidays in the applicable countries in the SAI or an appendix to the SAI.

RESPONSE: The list of the applicable holidays has been added to the SAI.

50.	COMMENT: Please update the number of series of the Recon Capital Series Trust (the “Trust”) on page 43 of the Statement of Additional Information (“SAI”).

RESPONSE: The number of series of the Trust has been updated.

*               *               *               *               *

Trace W. Rakestraw, Esq.
August 2, 2016

Please direct your questions or comments regarding the Trust’s response to the undersigned at 202.973. 2727. Thank you for your assistance.

Sincerely,

Thompson Hine LLP

/s/ Bibb L. Strench

Bibb L. Strench

cc:	Kevin R. Kelly
Recon Capital Advisors, LLC